Exhibit 12.01
OGE ENERGY CORP.
RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Three Months Ended	Twelve Months Ended
	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	March 31,	March 31,
(In thousands)	2005	2006	2007	2008	2009	2010	2010

Earnings:
Pre-tax income from continuing operations	$229,838	$346,560	$360,958	$332,594	$382,192	$55,655	$412,372

Add Fixed Charges	95,957	104,156	97,599	130,023	154,498	36,433	153,832

Subtotal	325,795	450,716	458,557	462,617	536,690	92,088	566,204

Subtract:
Allowance for borrowed funds used during construction	2,233	4,487	3,989	3,950	8,284	1,174	8,335
Other capitalized interest	---	920	902	3,615	6,336	490	4,268

Total Earnings	323,562	445,309	453,666	455,052	522,070	90,424	553,601

Fixed Charges:
Interest on long-term debt	79,951	88,287	88,677	106,565	143,593	34,084	143,687
Interest on short-term debt and other interest charges	12,571	13,108	6,444	21,041	8,453	1,705	7,787
Calculated interest on leased property	3,435	2,761	2,478	2,417	2,452	644	2,358

Total Fixed Charges	$95,957	$104,156	$97,599	$130,023	$154,498	$36,433	$153,832

Ratio of Earnings to Fixed Charges	3.37	4.28	4.65	3.50	3.38	2.48	3.60